April 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Joshua Gorsky

Re:	Aadi Bioscience, Inc.

Registration Statement on Form S-3

File No. 333-277018

Acceleration Request

Requested Date:	April 30, 2024
Requested Time:	4:00 p.m. Eastern Time, or as soon thereafter as practicable

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aadi Bioscience, Inc. (the “Company”) hereby requests that its Registration Statement on Form S-3 (File No. 333-277018) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Robert Wernli at (858) 350-2273.

Sincerely,

AADI BIOSCIENCE, INC.

By:	/s/ David Lennon
David Lennon
Chief Executive Officer

cc:	Steve Rodin, Aadi Bioscience, Inc.

Dan Koeppen, Wilson Sonsini Goodrich & Rosati

Robert Wernli, Wilson Sonsini Goodrich & Rosati